UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ROCKET LAB USA, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

773122106

(CUSIP Number)

Peter Beck

c/o Rocket Lab USA, Inc.

3881 McGowen Street

Long Beach, CA 90808

(714) 465-5737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 773122106	Schedule 13D	Page 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Beck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,951,250 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,951,250 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,951,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of shares of common stock, par value $0.0001 per share (“Common Stock”) of Rocket Lab USA, Inc. (the “Company”) held directly by Equatorial Trust (the “Trust”). The reporting person is one of three directors of Peek Street Equatorial Trustee Limited, the trustee of the Trust (the “Trustee). The Trust, the Trustee and each of the three directors of the Trustee is deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 483,326,614 shares of Common Stock, outstanding as of August 3, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2023.

CUSIP No. 773122106	Schedule 13D	Page 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Equatorial Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,951,250 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,951,250 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,951,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee is deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 483,326,614 shares of Common Stock, outstanding as of August 3, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2023.

CUSIP No. 773122106	Schedule 13D	Page 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peek Street Equatorial Trustee Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,951,250 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,951,250 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,951,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee is deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 483,326,614 shares of Common Stock, outstanding as of August 3, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2023.

CUSIP No. 773122106	Schedule 13D	Page 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kerryn Beck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,951,250 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,951,250 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,951,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee is deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 483,326,614 shares of Common Stock, outstanding as of August 3, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2023.

CUSIP No. 773122106	Schedule 13D	Page 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warren Butler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,951,250 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,951,250 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,951,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee is deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 483,326,614 shares of Common Stock, outstanding as of August 3, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2023.

CUSIP No. 773122106	Schedule 13D	Page 7

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D originally filed by the Reporting Persons on September 7, 2021 (as amended from time to time, the “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Rocket Lab USA, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise specifically amended in this Amendment, items in the Schedule 13D remain unchanged.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 11, 2023, the Trust sold 3,600,000 shares of Common Stock pursuant to a block trade with Goldman Sachs & Co. LLC (“Goldman Sachs”) at a price of $5.62 per share (the “Block Trade”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a) See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based on 483,326,614 shares of Common Stock, outstanding as of August 3, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2023.

(b) See Rows 7, 8, 9, and 10 for each Reporting Person.

(c) The information set forth in Item 4 of this Amendment is incorporated by reference herein. Otherwise, the Reporting Persons have not effected any transactions in the Common Stock of the Company during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the Block Trade, Peter Beck agreed orally with Goldman Sachs that neither he nor the Trust will offer or sell any additional shares of Common Stock in 2023 and has no present intention to sell additional shares at this time.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

CUSIP No. 773122106	Schedule 13D	Page 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2023

PETER BECK

/s/ Peter Beck

EQUATORIAL TRUST

By:	Peek Street Equatorial Trustee Limited, its trustee

By:	/s/ Peter Beck, as director and attorney-in-fact for Peek Street Equatorial Trustee Limited

PEEK STREET EQUATORIAL TRUSTEE LIMITED

By:	/s/ Peter Beck, as director and attorney-in-fact for Peek Street Equatorial Trustee Limited

KERRYN BECK

By:	/s/ Peter Beck, as attorney-in-fact for Kerryn Beck

WARREN BUTLER

By:	/s/ Peter Beck, as attorney-in-fact for Warren Butler